Mail Stop 3561

March 18, 2008

Mr. Shulin Liu
NO. 99 Fanrong Street, Jixian County
Sjiamg Ua Shan City
Helilongjiang Province, China 155900

>   **Re: Victory Divide Mining Company**
>   **Item 4.01 Form 8-K/A**
>   **Filed February 28, 2008**
>   **File No. 000-52127**

Dear Mr. Liu:

We have completed our review of your Item 4.01 Form 8-K and related filings and have no further comments at this time.

Sincerely,

William J. Kearns
Staff Accountant